TC BIOPHARM (HOLDINGS) PLC

Maxim 1, 2 Parklands Way

Holytown, Motherwell ML1 4WR

Scotland, United Kingdom

March 23, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	TC BioPharm (Holdings) plc
Registration Statement on Form F-1
File No. 333-270808

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), TC BioPharm (Holdings) plc (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:15 p.m., Eastern Time, on Monday, March 27, 2023, or as soon thereafter as possible.

Please notify Stephen Cohen of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (212) 653-8166 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Very truly yours,

TC BIOPHARM (HOLDINGS) PLC

By:	/s/ Bryan Kobel
Name:	Bryan Kobel
Title:	Chief Executive Officer